Exhibit 12.1

Macy’s, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges(a)

(in millions, except ratio data)

	39 Weeks Ended 10/31/2015		Fiscal Year Ended
			1/31/2015		2/1/2014		2/2/2013		1/28/2012		1/29/2011
Income (loss) from continuing operations before income taxes	$835		$2,390		$2,290		$2,102		$1,968		$1,320
Add: Interest Expense	269		412		390		562		447		579
Portion of rents representative of the interest factor	90		114		104		106		106		105

Adjusted Income (loss)	$1,194		$2,916		$2,784		$2,770		$2,521		$2,004

Fixed Charges:
Interest Expense	$269		$412		$390		$562		$447		$579
Capitalized Interest	13		13		11		15		8		5
Portion of rents representative of the interest factor	90		114		104		106		106		105

Total Fixed Charges	$372		$539		$505		$683		$561		$689

Ratio of earnings (losses) to fixed charges	3.2	x	5.4	x	5.5	x	4.1	x	4.5	x	2.9	x

(a)	For purposes of determining the ratio of earnings (losses) to fixed charges, earnings (losses) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, premium on early retirement of debt, if any, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.